UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-42483

TJGC GROUP LIMITED

(Translation of registrant’s name into English)

Unit F, 12/F Kaiser Estate Phase 1

41 Man Yue Street Hunghom, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement; Business Update

On September 16, 2026, TJGC Group Limited (the "Company") entered into an Appointment, Business Transformation and Equity Incentive Agreement (the "Agreement") with Mr. Kalvin Kwok, pursuant to which, among other things: (i) Mr. Kwok was appointed as an executive director of Tongjiang Group Limited, a wholly-owned subsidiary of the Company incorporated in Hong Kong (the "Subsidiary"), to lead the transition of the Subsidiary's business to the trading and assembly of artificial intelligence hardware components (the "New Business"); (ii) Mr. Kwok undertook to use his best efforts and to make available to the Subsidiary his existing customer resources, supplier relationships and assembly channels for the New Business; and (iii) the Company agreed, as an equity incentive and for nil consideration, to transfer to Mr. Kwok forty-nine percent (49%) of the issued share capital of the Subsidiary, to be constituted as a class of shares carrying rights to dividends and other distributions only and no voting rights, upon the signing of the Subsidiary's first binding purchase order for the New Business and subject to the conditions set out in the Agreement; and (iv) after the Subsidiary has been in operation for three months, the Company may, at its discretion and subject to the approval of its board of directors, provide investment or lend funds to the Subsidiary for the procurement of machinery and equipment for the New Business, on terms to be determined by the Company and documented in a separate investement or loan agreement. The rights attaching to such shares, including any vesting, accrual or deferral of dividend and distribution rights, will be determined by the Company and set out in the amended articles of association of the Subsidiary.

On September 16, 2026, the Company issued a press release announcing the transaction. A copy of the press release is furnished as Exhibit 99.1 to this report.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release of TJGC Group Limited dated September 16, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2026

TJGC GROUP LIMITED

By:	/s/ Bin Guo
	Name:	Bin Guo
	Title:	Chief Executive Officer

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